Exhibit 99.1

GENFIT: Half-Year Report of Liquidity Contract with Crédit Industriel et Commercial

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland) January 13, 2025 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced the half-year report of the liquidity contract with Crédit Industriel et Commercial.

Under the liquidity contract GENFIT has with Crédit Industriel et Commercial, the following resources appeared on the liquidity account as of December 31, 2024:

•	207,500 shares
•	€353,960.14

During the second half of 2024, total trading was:

•	On the buy side: 2,075,591 shares for a total amount of €8,893,798.52

•	On the sell side: 1,999,091 shares for a total amount of €8,546,873.15

During this same period, the number of trades were:

•	On the buy side: 2,752
•	On the sell side: 2,582

As a reminder, upon signing of the contract, the following resources appeared on the liquidity account:

•	27, 911 shares
•	€769,849.43

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ,

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SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor1) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to GENFIT’s research and development programs. The use of certain words, including “believe”, “potential,” “expect”, “target”, “may” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward- looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S.

1 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

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Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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APPENDIX H2 2024

	Buy side			Sell side
Date	Number of executions	Number of shares	Traded amounts in EUR	Number of executions	Number of shares	Traded amounts in EUR
TOTAL	2 752	2 075 591	8 893 798,52	2 582	1 999 091	8 546 873,15
01/07/20 24	6	2001	7 303,53	27	23 000	84 574,91
02/07/20 24	22	24486	90 640,07	29	35 435	132 089,99
03/07/20 24	27	30939	114 380,86	33	71 378	267 007,25
04/07/20 24	11	13001	51 663,89	42	51 221	201 406,61
05/07/20 24	76	130000	511 275,70	57	61 233	244 186,18
08/07/20 24	41	38897	151 285,60	55	77 768	305 129,75
09/07/20 24	37	43587	176 002,45	9	12928	52712,47
10/07/20 24	25	19013	74 870,39	17	29 144	116 282,19
11/07/20 24	14	19855	79 675,90	24	34 636	140 647,14
12/07/20 24	54	39000	159 246,75	12	15 601	63 635,70
15/07/20 24	22	30425	125 035,49	26	27 840	115 579,99
16/07/20 24	24	17501	72 881,51	23	29 825	123 879,63
17/07/20 24	41	24001	100 374,10	13	13 463	56 731,20
18/07/20 24	27	27001	113 194,13	24	21 843	91 658,25
19/07/20 24	64	80377	325 742,26	14	4 701	19 124,19
22/07/20 24	18	11578	47 447,92	40	41 101	167 583,98
23/07/20 24	31	22655	90 992,22	12	4 466	18 016,60
24/07/20 24	46	31000	123 816,48	27	29 786	118 749,93
25/07/20 24	17	15068	59 955,12	36	24 916	100 006,84
26/07/20 24	37	47001	191 976,99	28	29 289	120 740,39
29/07/20 24	16	17454	71 026,43	40	28 266	115 827,28

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30/07/20 24	10	6022	24 353,81	8	3 907	15 902,90
31/07/20 24	32	12888	51 668,12	9	3 003	12 178,31
01/08/20 24	25	5485	22 139,98	12	9 901	40 186,97
02/08/20 24	23	16442	63 462,01	3	3 026	11 609,37
05/08/20 24	37	30384	110 456,47	34	29 384	106 272,82
06/08/20 24	4	2501	9 253,65	7	12 501	46 653,61
07/08/20 24	8	7501	28 378,83	9	8 417	32 071,21
08/08/20 24	7	5001	18 853,77	1	1	3,8
09/08/20 24	10	13417	50 264,64	7	7 501	28 553,76
12/08/20 24	2	2501	9 228,72	7	8 001	29 858,69
13/08/20 24	29	9212	34 354,50	15	13 123	49 281,59
14/08/20 24	23	15001	57 091,26	24	21 585	82 604,72
15/08/20 24	25	11739	44 362,74	30	15 805	60 242,34
16/08/20 24	6	5790	22 426,58	26	24 328	95 234,63
19/08/20 24	15	13592	52 667,91	18	6 059	23 525,58
20/08/20 24	4	3435	13 433,94	17	14 935	58 413,47
21/08/20 24	9	6567	25 786,31	26	24 001	95 280,85
22/08/20 24	15	20001	78 653,93	8	5 231	20 573,68
23/08/20 24	11	7501	29 241,37	15	12 271	48 021,70
26/08/20 24	16	7174	28 039,51	8	3 501	13 766,46
27/08/20 24	27	8828	34 423,37	6	3 501	13 766,42
28/08/20 24	41	20771	80 264,34	13	7 271	28 326,29
29/08/20 24	5	5001	19 053,81	13	16 290	62 948,96
30/08/20 24	6	10001	38 928,89	26	14 068	55 202,97
02/09/20 24	29	25251	96 750,22	1	1	3,93
03/09/20 24	13	8751	32 474,96	6	3 501	13 102,46
04/09/20 24	13	5251	19 489,93	20	15 427	58 046,71
05/09/20 24	2	2501	9 678,87	24	14 255	55 482,46

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06/09/20 24	13	16251	62 303,90	10	3 501	13 443,91
09/09/20 24	8	5251	19 734,99	15	7 033	26 505,62
10/09/20 24	15	9151	34 604,32	9	5 278	20 074,19
11/09/20 24	45	17567	65 787,54	12	12 494	47 053,78
12/09/20 24	32	18185	68 250,12	27	19 859	75 053,32
13/09/20 24	1	1	3,78	7	5 458	20 867,30
16/09/20 24	11	4715	18 024,88	12	5 963	22 952,66
17/09/20 24	22	9798	38 160,96	20	11 638	45 705,92
18/09/20 24	7	2891	11 242,72	30	11 951	46 862,98
19/09/20 24	13	7412	29 095,73	29	4 922	19 504,46
20/09/20 24	5	3910	15 293,14	23	22 249	88 877,64
23/09/20 24	13	13858	59 912,57	54	29 370	130 596,64
24/09/20 24	15	10710	48 559,57	27	19 208	88 580,96
25/09/20 24	14	8759	42 771,16	50	20 624	101 289,83
26/09/20 24	11	10501	51 814,98	63	25 501	127 867,37
27/09/20 24	6	6971	35 007,46	24	10 596	54 050,09
30/09/20 24	11	4053	21 745,44	38	19 983	107 536,52
01/10/20 24	60	42585	210 712,71	34	11 774	58 595,55
02/10/20 24	3	2001	9 204,62	21	12 882	61 182,93
03/10/20 24	8	4207	20 123,30	8	6 207	30 091,54
04/10/20 24	9	5001	24 044,81	22	7 001	33 809,79
07/10/20 24	20	7001	34 599,85	46	25 501	128 064,75
08/10/20 24	30	13251	66 620,07	17	12 751	64 737,59
09/10/20 24	18	5501	27 689,34	9	4 501	23 195,09
10/10/20 24	3	2238	11 375,55	8	6 001	30 625,02
11/10/20 24	15	6764	34 894,60	26	16 198	84 992,53
14/10/20 24	20	11160	59 215,07	26	11 963	64 907,77
15/10/20 24	27	17001	92 415,40	18	12 124	66 884,35

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16/10/20 24	18	10914	60 193,77	31	15 791	87 314,91
17/10/20 24	14	9001	50 805,69	7	4 001	22 930,65
18/10/20 24	36	25565	139 182,51	11	5 565	31 177,58
21/10/20 24	31	16882	89 106,07	30	21 870	118 167,77
22/10/20 24	22	9000	47 844,36	16	6 201	33 145,40
23/10/20 24	37	23932	125 567,85	30	13 168	70 111,57
24/10/20 24	43	30988	156 327,95	36	31 244	160 041,14
25/10/20 24	19	11001	55 485,08	14	13 001	66 045,08
28/10/20 24	10	9001	45 885,12	19	11 323	58 423,06
29/10/20 24	2	1001	5 185,16	16	12 634	66 108,54
30/10/20 24	4	2001	10 645,24	14	19 890	106 140,60
31/10/20 24	34	18226	94 774,11	2	701	3 659,30
01/11/20 24	27	8036	42 663,12	15	15 036	79 710,20
04/11/20 24	42	35761	195 402,75	34	35 800	196 510,85
05/11/20 24	38	33863	184 184,92	17	13 501	74 790,41
06/11/20 24	56	54305	292 235,30	43	38 135	207 836,51
07/11/20 24	23	23401	124 309,86	25	22 301	118 867,90
08/11/20 24	50	76868	398 610,54	13	11 759	61 651,97
11/11/20 24	6	2969	14 417,58	26	15 671	76 881,93
12/11/20 24	16	10088	48 956,26	28	14 520	71 089,19
13/11/20 24	22	7692	36 895,06	15	7 692	37 089,59
14/11/20 24	60	32033	145 087,39	14	12 601	58 182,72
15/11/20 24	36	21201	91 549,31	12	11 178	48 835,68
18/11/20 24	42	25001	104 141,17	36	25 001	104 706,69
19/11/20 24	23	14802	60 890,25	18	15 801	65 392,12
20/11/20 24	23	19100	77 895,91	12	8 001	32 926,68
21/11/20 24	26	17378	69 880,24	28	13 501	54 478,83
22/11/20 24	42	16500	66 578,66	11	10 300	41 866,00

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25/11/20 24	19	17700	71 766,60	13	15 925	64 981,48
26/11/20 24	22	17901	72 116,15	13	9 876	40 027,43
27/11/20 24	16	10121	39 965,10	7	7 121	28 281,76
28/11/20 24	23	13501	53 269,01	5	6 001	23 801,47
29/11/20 24	27	15200	59 243,52	16	15 177	59 524,65
02/12/20 24	33	22455	85 668,07	40	27 955	106 420,49
03/12/20 24	22	18001	67 691,32	8	6 057	23 048,94
04/12/20 24	15	12140	45 245,90	15	16 501	62 058,78
05/12/20 24	32	27001	99 926,38	11	9 001	33 513,78
06/12/20 24	6	3002	11 017,31	11	9 001	33 176,16
09/12/20 24	10	9394	34 514,97	15	14 501	53 748,68
10/12/20 24	15	11001	40 468,72	2	609	2 283,75
11/12/20 24	20	15109	54 200,67	7	5 001	18 353,67
12/12/20 24	3	3001	10 623,57	12	8 609	30 790,52
13/12/20 24	9	6030	21 458,18	8	5 893	21 185,87
16/12/20 24	7	4472	15 688,94	8	9 001	31 961,02
17/12/20 24	37	19501	67 968,59	7	3 098	10 687,23
18/12/20 24	4	1501	5 103,45	29	17 904	62 399,74
19/12/20 24	1	1	3,51	10	5 001	17 751,00
20/12/20 24	32	20501	70 673,51	52	20 501	70 401,66
23/12/20 24	5	6001	20 643,44	8	6 001	20 793,47
24/12/20 24	1	1	3,47	4	1 501	5 215,98
27/12/20 24	1	1	3,5	3	5 001	17 503,50
30/12/20 24	20	11500	40 647,56	18	9 091	32 235,32
31/12/20 24	12	4002	14 007,04	21	7 411	26 046,70

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